Exhibit 99.1

Materialise and PTC to Extend Integrated 3D Printing Capabilities to Manufacturers

Collaboration to integrate metal 3D printing capabilities in PTC Creo CAD software

Leuven, Belgium – February 12, 2018. Materialise NV (Nasdaq: MTLS) a global leader in 3D Printing, and PTC have partnered to increase the 3D printing capabilities of PTC’s Creo suite of computer-aided design (CAD) software. This collaboration will expand access to 3D Printing and allow manufacturers to more easily integrate 3D printing capabilities into their manufacturing process, signaling another milestone in the increasing adoption of 3D Printing in the manufacturing industry.

3D Printing is positioning itself as a valuable complimentary manufacturing technology. Especially with recent advancements in metal 3D Printing, additive manufacturing is increasingly adopted when solving specific manufacturing challenges and creating customized, complex end-use products. As the manufacturing industry continues to discover its potential, the need to integrate advanced 3D Printing as part of a product lifecycle management system will continue to increase.

“Our collaboration with PTC will bring improved 3D Printing capabilities to PTC’s CAD software and makes it easier for manufacturers to integrate 3D Printing into their operations,” said Stefaan Motte, Vice President and General Manager, Materialise Software. “This collaboration with PTC will expand access to 3D Printing and help engineers and designers think in terms of additive, rather than traditional manufacturing for rapid product design and development.”

Powered by Materialise’s Build Processor, the solution will offer manufacturers a seamless connection between PTC’s software and 3D printing machines equipped with a Materialise Build Processor. It will also support metal 3D Printing and include Materialise’s support generation technology, which gives designers more control over the design and creation of metal support structures, a time and effort consuming part of the 3D printing process.

“As 3D Printing becomes a more prominent part of the manufacturing toolkit, we are working with Materialise to create robust support for the technology in Creo,” said Brian Thompson, senior vice president and general manager, CAD segment at PTC. “Together with Materialise, we will bridge the gap between CAD design software and the 3D printing machines.”

About Materialise

Materialise incorporates 27 years of 3D printing experience into a range of software solutions and 3D printing services, which together form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines the largest group of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

The timing of any PTC software release, and any features or functionality, is subject to change at PTC’s discretion.

PTC, Creo, and the PTC logo are trademarks or registered trademarks of PTC Inc. or its subsidiaries in the United States and other countries.

Press contacts:

Materialise, HQ

Kristof Sehmke

Public Relations Manager

Phone: +32 477 70 22 60

kristof.sehmke@materialise.be

Materialise, USA Office

Virginia Goble

Vice President Marketing – North America

Phone: 734.259.6445

Mobile: 248.921.5500

virginia.goble@materialise.com

Dan Horn

Franco

Phone: 313.567.5008

Mobile: 313.410.3992

Email: horn@franco.com

Twitter: @MaterialiseNV

Cautionary Statement on Forward-Looking Statements

Some of the statements in this press release are “forward-looking” and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements relating to, among other things, our planned commercialization efforts and regulatory approvals of our technologies as well as the success thereof and our research and development projects. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control that may cause our actual results to differ materially from our expectations. We are providing this information as of the date of this press release and do not undertake any obligation to update any forward-looking statements contained in this presentation as a result of new information, future events or otherwise, unless we have obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.